SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company also has investments in the telecommunications sector and certain other activities. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:
— Press Release dated November 22, 2006;
— Press Release dated November 30, 2006;
— Notice of a change in the share capital of Enel S.p.A. dated November 14, 2006;
— Notices relating to trading of Enel shares by Senior Management dated from November 10, 2006 to November 27, 2006.

Press Release
ENEL: € 118 MILLION BONUS FOR QUALITY OF ELECTRICITY SERVICE IN 2005
•	Satisfaction with the results announced by the Authority for Electricity and Gas. The quality of Enel’s electricity service improved by 14% in 2005 compared with 2004.
•	Interruptions were reduced to 63 minutes per customer in 2005, down from 73 minutes in 2004.
•	Enel plans to invest € 5.2 billion in upgrading the power grid through 2010.
Rome, November 22, 2006 — The continuity of Enel’s electricity service continues to improve.
Once again in 2005, the Authority for Electricity and Gas has awarded Enel Distribuzione a bonus of more than € 118 million out of a total of € 130 million disbursed in incentives.
In 2005, despite the fact that the Company voluntarily adopted the new calculation mechanism, which includes interruptions previously attributed to “external causes”, the average total length of interruptions for Enel customers fell from 73 minutes in 2004 to 63 minutes last year, compared with a target of 83 minutes set by the Authority.
Enel is continuing to make substantial investments in the power grid, with planned spending of € 5.2 billion through 2010. This will enable Enel to continue the rising trend in quality, which has now reached a level of excellence by European standards.
Record results were achieved in Northern Italy, with Friuli recording just 23 minutes of interruptions, Veneto 41 minutes, Lombardy 36 minutes and Emilia Romagna 33 minutes, about half the national average. Piedmont improved sharply, with interruptions declining from 116 minutes in 2004 to 52 in 2005.
Some areas of Southern Italy were affected in 2005 by exceptional meteorological events, which in 2004 had primarily impacted the North-east. Nevertheless, performance in some regions was better than the national average, for example Molise with about 36 minutes and Puglia with 60 minutes.
In Central Italy, customers in Umbria experienced an average of 47 minutes of interruptions, while those in the Marche registered 53 minutes.

Press Release
ENEL: BOARD APPROVES EXIT FROM WEATHER
•	Way clear for Enel to sell its 26.1% stake in Weather to the group controlled by the Egyptian businessman Naguib Sawiris.
•	Enel will receive a consideration of 1,962 million euro, payable in two instalments.
•	The closing of the transaction is expected by the end of 2006.
•	Conti: “With the exit from the telecommunications sector, Enel has completed its re-focusing on the core electricity and gas business and concentrated its resources on expanding operations abroad”.
Rome, November 30, 2006 – The Board of Directors of Enel S.p.A. (Enel) met today under the chairmanship of Piero Gnudi and approved the terms of an agreement with the group controlled by the Egyptian businessman Naguib Sawiris for the sale to the latter of Enel’s stake in Weather Investments S.p.A. (Weather), which in turn owns 100% of Wind and 50% plus one share of Orascom Telecom Holding (a telecommunications company listed on the Cairo and Alexandria Stock Exchanges and the London Stock Exchange).
Fulvio Conti, Enel CEO, said: “With the agreement approved today, Enel exits the telecommunications business, valuing its investment in this sector at about 12 billion euro. This completes the strategic re-focusing on our core electricity and gas business, which has seen Enel recoup abroad much of the generation capacity we were required to divest in Italy in order to foster market liberalization. With about 11,000 MW of generation capacity and more than 3 million customers outside Italy, today Enel is a major presence in many European countries and in the Americas. We intend to expand this presence even further, concentrating our financial and human resources and know-how in the pursuit of geographical and technological diversification and the integration of our activities from raw materials to distribution, in step with the evolution of the European energy market into large supranational macro-regions”.
The agreement, which is scheduled to be signed in the next few days, envisages the sale of Enel’s entire stake in Weather (equal to 26.1% of share capital) for a consideration of 1,962 million euro, equal to the carrying value of such equity investment in Enel’s consolidated financial statements as of September 30, 2006. This price puts the equity value of Weather at about 7.5 billion euro.
The transfer of Enel’s stake in Weather is expected to occur by the end of the year. Specifically, Enel will sell 10% of Weather to a Weather wholly-owned subsidiary and the remaining 16.1% to the parent company Weather Investments II S.à.r.l. (Weather II), a holding company controlled by Sawiris.
Payment of the consideration to Enel will take place in two instalments: a first payment of 1 billion euro when the Weather stake is transferred and a second payment of 962 million euro within 18 months of the transfer. The second instalment will earn interest at market rates as from the date of the transfer.
Payment of the second instalment will be secured by the pledge (without voting rights) of the 26.1% of Weather share capital in favour of Enel, as well as the assignment of Weather II’s receivables due from Weather.
The agreement also provides for an earn-out mechanism, which will supplement the price due to Enel in the event Sawiris’ group within 18 months from the transfer should sell the Weather shares to other investors at a price above that agreed with Enel. The agreement also terminates the shareholders’ agreement between Enel and Sawiris regarding the management of Weather.
On the basis of consolidated figures as of September 30, 2006, Weather posted revenues of 6,287 million euro, Ebit of 1,208 million euro and net income of 226 million euro. At the same date, shareholders’ equity totalled 3,496 million euro.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between October 16, 2006 and November 3, 2006 – of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 for the Stock-option Plan for the year 2004.
Specifically, in the aforesaid period between October 16, 2006 and November 3, 2006 a total of 1,252,300 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004. The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on November 14, 2006.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total Of which:	6,172,341,341	6,172,341,341	1 Euro	6,171,089,041	6,171,089,041	1 Euro

Ordinary shares (rank for dividend pari passu: January 1, 2006) current coupon number 8	6,172,341,341	6,172,341,341	1 Euro	6,171,089,041	6,171,089,041	1 Euro

Notices relating to trading of Enel shares by Senior Management
Company: Enel S.p.A.

Declarer: Luigi Ferraris	Title: Director of Accounting, Planning and Control Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	transaction	Source [3]
November 10, 2006	V	AZO Enel	IT0003128367	8,963	€ 7.772	€ 69,660.436	MERC-IT

					Sub-TOTAL (A) [4]	€ 69,660.436

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of	ISIN	financial		Unit			Unit			Fea-
Date	Transaction [5]	instrument[6]	right [7]	code	instrument[8]	Qty	price	Amount	Qty	price	Amount		tures[9]
—	—	—	—	—	—	—	—	—	—	—	—		—

										Sub-TOTAL (B) [10]		0

										TOTAL (A) + (B)			€ 69,660.436

[1] Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

X = Exchange.

[2] Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preference shares;

AZR = saving shares;

OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;

EQV = other financial instruments, equivalent or representative of shares.

Also indicate the company that issued the financial instrument involved in the transaction.

[3] Indicate the origin of the transaction:

MERC-IT = transaction over Italian regulated market;

MERC-ES = transaction over foreign regulated markets;

FMERC = off-market transaction and blocks;

CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;

MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;

ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);

ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).

[4] Indicate the total amount of the transactions listed in the form.

[5] Indicate the type of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[6] Indicate the type of financial instrument involved in the transaction:

W = warrant;

OBW = bond cum warrant;

SD = securitised derivative;

OPZ = option;

FUT = future contract;

FW = forward contract;

OS = structured bond;

SW = swap;

DIR = rights.

[7] Indicate the category of derivative financial instrument involved in the transaction (only for options):

CE = call European style;

PE = put European style;

CA = call American style;

PA = put American style;

O = other, in which case specify.

[8] Indicate the underlying financial instrument (share).

[9] Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10] Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company: Enel S.p.A.

Declarer: Claudio Sartorelli	Title: Director of Department of Corporate Affairs Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

Amount
		Financial				paid/received in the
Date	Transaction	instrument	ISIN code	Quantity	Unit price	transaction	Source
November 15, 2006	V	AZO Enel	IT0003128367	133,300	€ 7.800	€ 1,039,740.00	MERC-SO

					Sub-TOTAL (A)	€ 1,039,740.00

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of	ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	right	code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B)		0

									TOTAL (A) + (B)		€ 1,039,740.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

Company: Enel S.p.A.

Declarer: Francesco Taranto	Title: Member of the Board of Directors Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source
November 15, 2006	V	AZO Enel	IT0003128367	8,000	€ 7.7602	€ 62,081.60	MERC-IT
November 17, 2006	V	AZO Enel	IT0003128367	2,000	€ 7.870	€ 15,740.00	MERC-IT
November 27, 2006	A	AZO Enel	IT0003128367	10,000	€ 7.6644	€ 76,644.00	MERC-IT

					Sub-TOTAL (A)	€ 154,465.60

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of	ISIN	financial		Unit			Unit		Fea-
Date	Transaction	instrument	right	code	instrument	Qty	price	Amount	Qty	price	Amount	tures
—	—	—	—	—	—	—	—	—	—	—	—	—

									Sub-TOTAL (B)		0

									TOTAL (A) + (B)		€ 154,465.60

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”
*****

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni
Dated: November 30, 2006